November 2, 2006

FILED VIA EDGAR AS CORRESPONDENCE AND SENT VIA FEDERAL EXPRESS

Ms. Barbara C. Jacobs
Mr. Daniel Lee
Ms. Anne Nguyen Parker
Securities and Exchange Commission
Room 4561
Washington, D.C.  20549

Re:  Arkona, Inc.
     File No. 000-24372
     Proxy Statement on 14A filed on October 20, 2006

Dear Ms. Jacobs, Mr. Lee and Ms. Parker:

         This letter is in response to your letter to Arkona, Inc. ("Arkona" or the "Company") dated October 30, 2006 (your "Letter"). For clarity, each of our responses is preceded by a bolded restatement of your request. Accompanying this letter is a revised preliminary Proxy Statement on Schedule 14A (the "Revised Proxy"), an electronic version of which has been filed with the SEC, and a redline draft comparing the Revised Proxy to the original filing on October 20, 2006.

1. Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions. If not, please state that you have no such plans, proposals or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

         Response: Arkona does not have any plans, proposals or arrangements, written or otherwise, to issue any of the additional authorized shares of common stock. In the Revised Proxy, on page 20, Arkona has added a statement clarifying that it does not have any plans, proposals or arrangements, written or otherwise, to issue any of the additional authorized shares of common stock.

                                * * * * * * * * *

         Arkona acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and

Ms. Barbara C. Jacobs, Mr. Daniel Lee and Ms. Anne Nguyen Parker
November 12 2006
Page 2

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


         Arkona has also made revisions to reflect changes in the number of outstanding shares of Common Stock and other stylistic or nit changes. If you have any questions regarding the foregoing, feel free to call me at (801) 501-7110 or our outside counsel, Bryan Allen, at (801) 257-7963.


                                Sincerely,

                                /s/ Lee Boardman
                                ----------------
                                Lee Boardman